Mail Stop 4561
								September 27, 2005

By U.S. Mail and Facsimile to (630) 753-4410

Andrew J. Cederoth
Principal Financial Officer
Navistar Financial Corporation
425 N. Martingale Road
Schaumburg, Illinois
60173

Re:	Navistar Financial Corporation
	Form 10-K for Fiscal Year Ended October 31, 2004
      Filed February 15, 2005
	File No. 001-04146

Dear Mr. Cederoth:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise future filings, beginning with your October 31, 2005 Form 10-K, in response to these comments and provide us with a draft of your intended revisions. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Financial Statements

Note 1: Summary of Accounting Policies
Revenue on Receivables, page 17

1. Please revise to more clearly describe each type of receivable and its associated revenue recognition policy. For example,

* Clarify the difference between "finance receivables" and "other finance receivables" as reported on your balance sheet.

* More clearly describe what wholesale and retail notes and accounts represent and how revenue is recognized for each.

* Clarify whether the term "finance leases" refers to direct financing leases. If so, please disclose your accounting policy for such leases.

* Distinguish between the types of revenue that you earn. For example, clarify that revenue from retail notes and finance leases represents interest income, while revenue from operating leases is earned in the form of rental income.

Sales of Receivables, page 17

2. Please revise to describe the components of "income related to sales of finance receivables" as reported on your income statement.
In addition, please tell us how you determined that it was appropriate to classify such income as revenue as opposed to other income.

3. Please revise to disclose the key assumptions used in subsequently measuring the fair value of your retained interests (including, at a minimum, quantitative information about discount rates, expected prepayments including the expected weighted-average life of pre-payable financial assets, and anticipated credit losses, including expected static pool losses.) Refer to paragraph 17(g) of SFAS 140.

4. Please revise to disclose the following for all material servicing assets and servicing liabilities in accordance with paragraph
17(e)
of SFAS 140:

* the amounts of servicing assets or liabilities recognized and amortized during the period;

* the fair value of recognized servicing assets and liabilities for which it is practicable to estimate that value and the method and significant assumptions used to estimate the fair value;

* the risk characteristics of the underlying financial assets used to stratify recognized servicing assets for purposes of measuring impairment in accordance with paragraph 63 of SFAS 140; and

* the activity in any valuation allowance for impairment of recognized servicing assets-including beginning and ending balances, aggregate additions charged and reductions credited to operations, and aggregate direct write-downs charged against the allowances-for each period for which results of operations are presented.

Finance Receivables, page 18

5. Please revise to disclose how you account for finance receivables in which you do not have the intent and ability to hold for the foreseeable future considering the guidance in paragraph 8 of SOP 01-
6. In addition, given your history of securitizing finance receivables, tell us how you considered whether all or a portion of your finance receivables should be reported as held for sale as of October 31, 2004.

6. We note on your cash flow statement that you have sold a
significant amount of your finance receivables.  Please tell us how
you considered the guidance in paragraph 9 of SFAS 102 and SOP 01-
6
in determining the appropriate classification of cash flows related to the origination and sale of finance receivables.

Note 2: Restatements, page 20

7. Please revise to more clearly explain your restatement related to your securitization activities. Clearly explain your prior accounting policy for retained interests, including interest-only receivables, and explain why such accounting was subsequently determined to be inappropriate. In addition, clearly explain your current accounting policy for retained interests, specifically interest-only receivables.

8. Please revise to more clearly explain the adjustment that was made to recognize a residual value guarantee of $11.9 million. Clearly describe the nature of this guarantee and your related accounting policy for residual value guarantees.

Assumption of Debt, page 22

9. Please revise to clearly explain how you accounted for the assumption of debt by Navistar. Specifically disclose how this transaction resulted in an $11.9 million increase in your additional paid-in capital.

Note 6: Allowance for Losses, page 24

10. Please revise to fully explain the reasons for changes in each element of your allowance for losses so that a reader can understand how changes in risks in the portfolio during each period relate to the allowance established at period-end.

* Quantify and explain how changes in your estimation methods and assumptions affected the allowance;

* Quantify and explain how changes in finance receivables and lease concentrations, quality, and terms that occurred during the period are reflected in your allowance.

* Quantify your gross charge-offs and recoveries for each period presented.

11. Please revise to include a complete description of your accounting policy for the allowance for losses. Describe your systematic analysis and procedural discipline, required by FRR-28, for determining the amount of your allowance for losses.
Specifically discuss the following:

* Explain how you determine each element of the allowance.

* Explain which contracts are evaluated individually and which contracts are evaluated as a group.

* Explain how you determine both the allocated and unallocated portions of the allowance for losses.

* Explain how you determine the loss factors you apply to your graded loans to develop a general allowance.

* Explain how you consider recourse provisions maintained by International in determining each element of your allowance.

Note 12: Commitments and Contingencies, page 33

12. We note that you have guaranteed the outstanding debt of affiliates, certain derivative contracts and the adequacy of Harco`s loss reserves. Please revise to clearly explain how you have accounted for each of these guarantees considering the guidance in FIN 45.





Note 14: Derivative Financial Instruments, page 35

13. We note from your table on page 35 that you hold two interest rate caps and an interest rate swap for which you apply hedge accounting under SFAS 133. Please advise us as follows with respect to these derivatives:

* Identify each type of asset or liability for which you employ hedging strategies.

* Clearly describe the terms of both the hedging instrument and the hedged item.

* Describe the specific documented risk being hedged.

* Disclose the hedging classification for each derivative instrument.

* Tell us how you determined that these hedging relationships met all of the criteria of paragraphs 20-21 or 28-29 of SFAS 133 to qualify as fair value or cash flow hedges.

* Identify whether you use the long-haul method, the short-cut method, or matched terms to assess the effectiveness of each hedging strategy.

* Describe how you assess hedge effectiveness and measure hedge ineffectiveness.

* For any hedges for which you apply the short cut method of assessing hedge effectiveness, tell us how you determined that such hedges met the conditions of paragraph 68 of SFAS 133 to qualify for such treatment.

Note 15: Sales of Receivables, page 37

14. We note your disclosure that you sold retail notes and "finance lease receivables" through NFRRC. Please tell us how you accounted for the sale of finance lease receivables considering the guidance in paragraph 89 of SFAS 140.

15. We note your disclosure that your SPC`s have limited recourse on the sold receivables. We also noted significant repurchases of receivables on your cash flow statement during each of the periods presented. Please tell us how you considered these recourse provisions, including requirements to repurchase, in determining that these transfers of receivables qualified for sale treatment under SFAS 140.

Exhibits, Financial Statement Schedules and Reports on Form 8-K,
page
47

16. Please revise to include an exhibit which illustrates the computation of the ratio of earnings to fixed charges required by
Item 503(d) of Regulation S-K.


*	*	*


       As appropriate, please revise future filings, beginning with your October 31, 2005 Form 10-K, in response to these comments and provide us with a draft of your intended revisions within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Margaret Fitzgerald at (202) 551-3556 or me at
(202) 551-3426 if you have questions regarding comments on the financial statements and related matters.


      Sincerely,



      Angela Jackson
      Senior Accountant


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Andrew J. Cederoth
Navistar Financial Corporation
September 27, 2005
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